

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

Ralph Riehl
Chief Executive Officer
Metatron Apps, Inc.
160 Greentree Dr.
Dover, DE 19904

      **Re: Metatron Apps, Inc.**
          **Offering Statement on Form 1-A**
          **Filed June 8, 2023**
          **CIK No, 0001607004**

Dear Ralph Riehl:

Our initial review of your offering statement indicates that it fails to materially comply with the requirements of Regulation A and Form 1-A. More specifically, you did not include financial statements for the year ended December 31, 2022 as required by Part F/S (b)(3)(A) of Form 1-A.

We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Donnell Suares